Exhibit 12
AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine months ended September 30, 2018	Year ended December 31, 2017
Earnings before income taxes	$678	$724
Undistributed equity in earnings of investees	(56)	(4)
Fixed charges:
Interest on annuities	664	892
Interest expense	45	84
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	17	23
EARNINGS	$1,349	$1,720

Fixed charges:
Interest on annuities	$664	$892
Interest expense	45	84
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	17	23
FIXED CHARGES	$727	$1,000

Ratio of Earnings to Fixed Charges	1.86	1.72

Earnings in Excess of Fixed Charges	$622	$720

E-1